                                   [PPOL, INC.]


                                                                Richard H. Izumi
                                                         Chief Financial Officer
May 12, 2005

Ms. Mara L. Ransom, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549=0303

Via Facsimile @ 202 942 9638 and U.S. Mail

Dear Ms. Ransom:

Your letter, dated April 25, 2005, was received by fax on April 27, 2005. Thank you for your comments. I would like to respond to your comments as follows:

Security Ownership of Certain Beneficial Owners and New Management
------------------------------------------------------------------

1. We note that Leo Global Fund filed a Schedule 13D on March 25, 2003, as a joint filing with Forval Corporation. Leo Global Fund's portion is on page 2 of 2. For your reference, it can be found at:

http://www.sec.gov/Archives/edgar/data/1202507/000101968703000559/forval_13d-
-----------------------------------------------------------------------------
ppol032103.txt
--------------

New Directors and Executive Officers
------------------------------------

2. Your instructions are clear. In future filings with the Commission, we will ensure that the biographical information of the directors and executive officers of the company complies with Item 401 of Regulation S-B.

                         Form 8-K Filed on April 4, 2005
                         -------------------------------

3. We note that Instruction 4 to Item 2.01 provides that an acquisition or disposition shall be deemed to involve a significant amount of assets:
         (i) if the registrant's and its other subsidiaries' equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or (ii) if it involved a business that is significant (as the terms, "business" and "significant" are described in Rule 11-01(d) and Rule 11-01(b) of Regulation S-X).

         Assets disposed, liabilities relieved and cash received from Forval in the transaction described are summarized follows:

            Assets disposed                                      US $        Japanese Yen
            ---------------                                 ------------     ------------
         Gatefor receivable                                 $  1,642,608      176,662,500
         Gatefor shares                                        1,394,700      150,000,000
         OI shares                                               278,940       30,000,000
         Accrued interest, net of withholding tax                 13,960        1,501,428
                                                            ------------     ------------
              Total assets                                  $  3,330,208      358,163,928
                                                            ============     ============


                                      -2-                          May 12, 2005

            Liabilities relieved                                 US $        Japanese Yen
            --------------------                            ------------     ------------
         Debt to Forval                                     $  3,161,320      340,000,000
         Accrued interest, net of withholding tax                 26,333        2,832,166
                                                            ------------     ------------
              Total liabilities relieved                    $  3,187,653      342,832,166
                                                            ============     ============

            Cash received from Forval
            -------------------------
         Cash                                               $    142,555       15,331,762
                                                            ============     ============

         Total consolidated assets at December 31, 2004     $149,382,453
                                                            ============

         While total consolidated assets at March 31, 2005, the date of the transaction, have not been finalized, it is expected to be well in excess of $100,000,000. Accordingly, we are highly confident that the transaction amount is below the threshold required in Instruction 4 to Item 2.01.


                                 Closing comment
                                 ---------------

I acknowledge the following:

o PPOL, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions, I can be reached at (714) 396-0398 or by fax at (714) 333-9325.

                                                      Sincerely,

                                                      /s/ Richard H. Izumi
                                                      -----------------------
                                                      Richard H. Izumi
                                                      Chief Financial Officer


     11661SAN VICENTE BOULEVARD, SUITE 901 o LOS ANGELES, CALIFORNIA o 90049
          PHONE: 310 979 8513 o FAX: 714 333 9325 o CELL: 714 396 0398
                               RHIZUMI@ECO2LLC.COM